Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

Transcript of Presentation by John T. Cahill, Chairman and Chief Executive Officer of Kraft Foods Group, Inc., made available on Kraft Foods Group, Inc.’s website on March 25, 2015

Today we’re proud to announce that two great companies, Kraft Foods Group and H.J. Heinz Company, will combine to create a global food and beverage leader: The Kraft Heinz Company. The Kraft Heinz Company will be the third largest North American food company with an unparalleled $28 billion portfolio of iconic brands. Kraft has a number one or number two position in 16 of its top 17 categories, and Heinz has products with a number one or number two market share in more than 50 countries. This transformative deal in the food and beverage industry will accelerate the pace of change in a fast-evolving landscape. Over the long term, the industry will converge around lean, nimble and global champions. And now, The Kraft Heinz Company will lead the way.

We’ve discussed the importance of accelerating the pace of change at Kraft over the last few months. We recognized the need to improve decision-making and have a turnaround mindset given the increased challenges in the food and beverages landscape.

We have been working incredibly hard to address these challenges over the last few months. As we focused on strengthening the business, we were approached about this deal. We immediately saw a great opportunity to execute a clear-cut strategy, and build on greater scale and complementary business models that lay a strong foundation for growth. In short, we believe this transaction will allow us to make the changes that we need to make to become a stronger business much faster than we would be able to on our own. Like most winning teams make, it’s the right move at the right time.

I would highlight three things: First, growth opportunities. The new company expands our potential to grow, especially outside the United States. Second, increased efficiencies. While we have made some progress in this area, we can and will become a leaner organization, harmonizing best practices shared from a proven leader in the space. Third, increased spending behind our brands. We will use our cost savings to reinvest in our brands and make bigger and bolder bets on innovation, based on real, fact-based consumer insights. Combined with our strong platform and greater scale, increased brand investment will spur organic growth.

We believe that both Berkshire Hathaway and 3G Capital will be great partners for us. Warren Buffett is known for his love of brands and for being a great long-term investor. I believe many of you would agree that there is no investor in the world with a better reputation than Berkshire Hathaway. 3G Capital has an incredibly strong investment track record, especially in the consumer space and knows brands extremely well. 3G Capital has invested in storied brands such as Heinz, Anheuser-Busch, and Burger King. In addition, they have a strong track record in terms of revenue growth in the brands that they have invested in, especially on a global basis. Their expertise in this area will be a great fit for us. We don’t think we could have done better in terms of finding long-term partners that have significant experience in building brands as well as operating efficiently.

Both companies are leaders in the marketplace — Kraft has a number one or number two position in 16 of its top 17 categories, and Heinz has products with a number one or number two market share in more than 50 countries. In addition to the compelling strategic rationale of our two companies coming together, both companies have worked to build a simplified corporate structure. Heinz’s vision & values are Quality, Integrity, Consumer First, Ownership / Meritocracy, Innovation. And those are the same consumer-oriented focus areas that we have been speaking about within the hallways at Kraft over the last few months. It aligns with our corporate purpose, which centers on increased consumer focus aimed at earning a place in their lives, every day.

We are thrilled about the opportunities this combination will bring to our customers. We believe we will be an even stronger strategic partner with them and will bring them even more iconic brands under one platform.

At the moment, it will be business as usual for employees at both companies until the transaction closes. We expect to close the transaction in the second half of 2015.

We are incredibly proud of Kraft’s accomplishments and as I commented last month, there is tremendous passion, energy and a desire to win at Kraft. This transaction is a testament to the great company that the employees at Kraft have built over the years. Thank you.

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “might,” “will,” “should,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future”, “potential,” “intend,” “seek to,” “plan,” “assume,” “believe,” “target,” “forecast,” “goal,” “objective,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz intends to file a registration statement on Form S-4, containing a proxy statement/prospectus (the “S-4”) with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz will be set forth in the S-4. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.